Mail Stop 4561

November 1, 2007

Kevin T. Bottomley
Chairman, President and Chief Executive Officer
Danvers Bancorp, Inc.
One Conant Street
Danvers, Massachusetts 01923

> **Re:** **Danvers Bancorp, Inc.**
> **Amendment No. 1 to Form S-1, filed October 22, 2007**
> **File No. 333-145875**

Dear Mr. Bottomley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A, filed October 22, 2007

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X.

2. Please file on EDGAR a redline copy of your amended S-1.

3. Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority (formerly NASD). Refer to NASD Rule of Conduct 2710.

Front Cover Page of the Registration Statement

4. Please provide in footnote (1) to the "Calculation of Registration Fee" table, a breakdown of the shares being issued. The breakdown should state the number of shares being offered for sale in the stock offering and the number of shares being issued to the Danversbank Charitable Foundation.

Front Cover Page of the Prospectus

5. Please include in this section the number of shares to be issued to the Danversbank Charitable Foundation.

Summary

After-Market Stock Price Performance Provided by Independent Appraiser, page 9

6. Please delete the Average and Median numbers from the "Through August 10, 2007" column.

Capitalization, page 31

7. Please revise footnote 8 to disclose what adjustments you make to consolidated GAAP total assets to determine "pro forma consolidated GAAP total assets."

Pro Forma Data, page 42

8. Please revise your footnotes to this table to disclose the assumed interest rate used to calculate the pro-forma ESOP expense presented in this table, and in the table on page 45.

Comparison of Operating Results For the Years Ended December 31, 2006 and 2005, page 56

9. Please refer to our prior comment 12 in our letter dated October 2, 2007. We note that you deleted the statement that the increase in non-interest expense was primarily due to scheduled rent increases, and we note your revised disclosures in your financial statements. Please clarify to us what you meant when you disclosed that the increase in your non-interest expense was primarily due to

scheduled rent increases, and clarify the reasons for subsequently deleting that disclosure.

## Business of Danversbank

## Sources of Funds

## Deposits, page 84

10. Please refer to our prior comment 15 in our letter dated October 2, 2007. We note that the information presented in your table on page 84 still presents the balance of each deposit category as of the period end. Please revise this table to disclose average deposit account balances for each category of deposits. Refer to Item V.A of Industry Guide 3. Alternatively, please revise the average balance disclosure on page 51 to separately present non-interest bearing deposits from your other non-interest bearing liabilities.

## Compensation Discussion and Analysis

## Elements of Executive Compensation, page 110

11. Please identify each company in the peer group used to benchmark total compensation of the named executive officers. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

12. Please disclose the extent to which named executive officers are receiving total compensation at the targeted median level. Include the dollar amounts of this target. To the extent that actual compensation was different from the targeted level, please provide an analysis as to the reason(s) for the difference.

## Phantom Stock Plan, page 111

13. As previously requested, please discuss the factors which determined the amounts awarded under your phantom stock plan. In particular, please discuss the measurements of individual and corporate performance which impacted the size and vesting of awards during 2006.

## Financial Statements

## Note 1, Summary of Significant Accounting Policies, page F-7

14. Please refer to our previous comment 26 in our letter dated October 2, 2007. In your response, you stated that you accounted for the acquisition of Revere MHC as a purchase in accordance with APB 16. Please tell us the following:

- Clarify if the cash paid in the merger was to acquire RFS Bancorp's minority interests outstanding;

- If the cash paid in the merger was to acquire the minority interests outstanding, please tell us the facts and circumstances you considered in concluding that the entire merger of Revere MHC into Danvers Bancorp should be accounted for as a purchase transaction under the requirements of APB 16. Specifically state which provisions of paragraphs 46-48 of APB 16 you did not meet; and,

- Disclose the amount of core deposit intangible amortization you recognized during each period presented.

Reclassifications and Restatement, page F-12

15. We note that you have restated your financial statements. Please refer to paragraph 26 of SFAS 154 and revise your disclosures to address the following:

- Please obtain a new independent auditor's report that includes an explanatory paragraph addressing the restatement. Please ensure the date on the updated opinion covers the restatement period;

- Please revise to disclose, in tabular form, the effect of the correction on each financial statement line item. Disclose the balances of each line item affected prior to the restatement, the effect of the restatement, and the balances subsequent to the restatement;

- Please present the disclosures describing the restatement in a separate footnote at the beginning of the notes to your financial statements; and,

- Please revise all affected primary financial statements, and all relevant tabular disclosures as restated for each period affected.

Note 13, Income Taxes, page F-26

16. We note your response to our prior comment 27 in our letter dated October 2, 2007. Please revise to disclose the following additional information:

- Please disclose how you determined that the "disallowed interest income on municipal bonds in 2005" constituted a change in estimate and not an error;

- Please disclose why the adjustment related to "disallowed interest income on municipal bonds in 2005" was not taken during the period in which your estimate changed;

- Please disclose the specific nature of the book tax differences that gave rise to the over-accruals incurred in periods prior to 2002 and specifically how you determined that the reversal was a change in estimate and not a correction of an error; and,

- Please tell us why the over-accruals incurred in periods prior to 2002 were not reversed during the period in which your estimate changed

Note 17, Employee Benefit Plans, page F-33

17. Please refer to our previous comment 30 in our letter dated October 2, 2007. The value of your shares appear to be payable in cash upon demand after the shares are vested. Please disclose where you have recorded the liability related to the phantom shares in your financial statements. Refer to paragraph 9 of SFAS 150.

Exhibits

18. We may have further comments once additional exhibits are filed. Therefore, please provide the staff with copies as soon as practicable.

Exhibit 23.2

19. Please revise to provide an updated auditors consent.

*       *       *       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt at 202-551-3572 or Rebekah Moore at 202-551-3463 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at 202-551-3583 or me at 202-551-3419 with any other questions.

Sincerely,


Christian Windsor
Special Counsel


CC:     By Fax (617) 523-1231
        William P. Mayer, Esq.
        Paul W. Lee, Esq.
        Goodwin Proctor LLP
        Exchange Place
        Boston, MA 02109